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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightstone Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     One International Blvd., Suite 200

FIRM I.D. NO.

(No. and Street)

PROCESSED

Mahwah,	NJ	07495	**MAR 2 0 2008**
(City)	(State)	(Zip Code)	**THOMSON FINANCIAL**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Joseph DePietto, CPA   (516) 326-9200

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Joseph P. DePietto, CPA P.C., DePietto Blum & Company

(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Michael S. Cardello_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Lightstone Securities, LLC_____ , as

of _____31 December_____ , 20 _07_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Vice President & CFO/CCO_____
Title

Notary Public 23√7/97

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<table>
<tr><td rowspan="2">

**FORM
X-17A-5**

</td><td>

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

</td></tr>
</table>

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer:	LIGHTSTONE SECURITIES, LLC [0013]	SEC File Number: 8- 66608 [0014]
Address of Principal Place of Business:	1 INTERNATIONAL BLVD SUITE 200 [0020]	
	MAHWAH NJ — 07495 [0021] [0022] [0023]	Firm ID: 132596 [0015]

For Period Beginning   10/01/2007   And Ending   12/31/2007
                       [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: MICHAEL S. CARDELLO   Phone: (201)529-6070
        [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ Phone: _____
       [0032]   [0033]

Name: _____ Phone: _____
       [0034]   [0035]

Name: _____ Phone: _____
       [0036]   [0037]

Name: _____ Phone: _____
       [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

ASSETS

Consolidated ◌ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	138,335 [0200]		138,335 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]	.	
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost			
		[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			
		[0150]		
	B. Other securities			

[0160]

7. Secured demand notes
    market value of collateral:

    _____   _____   ___0___
      [0470]   [0640]   [0890]

    A. Exempted
        securities

    _____
      [0170]

    B. Other securities

    _____
      [0180]

8. Memberships in
    exchanges:

    A. Owned, at
        market

    _____
      [0190]

    B. Owned, at cost

                       _____
                         [0650]

    C. Contributed for   ___0___
        use of the   _____   [0900]
        company, at   [0660]
        market value

9. Investment in and   ___0___
    receivables from   _____ _____ [0910]
    affiliates,   [0480]   [0670]
    subsidiaries and
    associated partnerships

10. Property, furniture,   __66,000__   __66,000__
    equipment, leasehold _____   [0680]   [0920]
    improvements and rights [0490]
    under lease agreements,
    at cost-net of accumulated
    depreciation and
    amortization

11. Other assets   _____ __37,743__   __37,743__
                            [0535]   [0735]   [0930]

12.   _138,335_   _103,743_   _242,078_
    TOTAL ASSETS   [0540]   [0740]   [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	108,791 [1205]	[1385]	108,791 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders			
	[0970]		
2. Includes equity subordination (15c3-1(d)) of			
	[0980]		
B. Securities borrowings, at market value: from outsiders		[1410]	0 [1720]
	[0990]		
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

_____
[1000]

2. Includes
    equity
    subordination
    (15c3-1(d)) of

_____
[1010]

D. Exchange
    memberships
    contributed for use of
    company, at market   0
    value   _____   _____
                                                       [1430]   [1740]

E. Accounts and other
    borrowings not
    qualified for net capital   0
    purposes   _____   _____   _____
                                    [1220]   [1440]   [1750]

20.   108,791   0   108,791
    TOTAL LIABLITIES   _____   _____   _____
                                    [1230]   [1450]   [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	133,287 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	133,287 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	242,078 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2007 [3932]   Period Ending 12/31/2007 [3933]   Number of months _____ 3 [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange _____ [3935]

   b. Commissions on listed option transactions _____ [3938]

   c. All other securities commissions _____ [3939]

   d. Total securities commissions _____ 0 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange _____ [3945]

   b. From all other trading _____ . [3949]

   c. Total gain (loss) _____ 0 [3950]

3. Gains or losses on firm securities investment accounts _____ [3952]

4. Profit (loss) from underwriting and selling groups _____ [3955]

5. Revenue from sale of investment company shares _____ [3970]

6. Commodities revenue _____ [3990]

7. Fees for account supervision, investment advisory and administrative services _____ [3975]

8. Other revenue _____ 152,013 [3995]

9. Total revenue _____ 152,013 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers _____ [4120]

11. Other employee compensation and benefits _____ 378,436 [4115]

12. Commissions paid to other broker-dealers _____ [4140]

13. Interest expense _____ [4075]

    a. Includes interest on accounts subject to subordination agreements _____ [4070]

14. Regulatory fees and expenses _____ 28,777 [4195]

15. Other expenses _____ 582,027 [4100]

16.	Total expenses .	989,240	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	-837,227	[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items	-837,227	[4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-241,378	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)   ☐ [4550]
        (1)--Limited business (mutual funds and/or variable annuities only)

    B. (k)   ☑ [4560]
        (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

    C. (k)   ☐ [4570]
        (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

    D. (k)   ☐ [4580]
        (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition


133,287
[3480]


2. Deduct ownership equity not allowable for Net Capital


[3490]


3. Total ownership equity qualified for Net Capital


133,287
[3500]


4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital


0
[3520]


    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]


0
[3525]


5. Total capital and allowable subordinated liabilities


133,287
[3530]


6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)


103,743
[3540]


    B. Secured demand note deficiency


[3590]


    C. Commodity futures contracts and spot commodities - proprietary capital charges


[3600]


    D. Other deductions and/or charges


-103,743
[3610]   [3620]


7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]


0
[3630]


8. Net capital before haircuts on securities positions


29,544
[3640]


9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments


[3660]


    B. Subordinated securities borrowings


[3670]


    C. Trading and investment

securities:

      1.   **Exempted securities** _____ [3735]

      2.   **Debt securities** _____ [3733]

      3.   **Options** _____ [3730]

      4.   **Other securities** _____ [3734]

   D.   **Undue Concentration** _____ [3650]

   E.   **Other (List)**

_____ [3736A]   _____ [3736B]

_____ [3736C]   _____ [3736D]

_____ [3736E]   _____ [3736F]

                                     0   0
                                 [3736]   [3740]

10.   Net Capital   29,544
                                            [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.   Minimum net capital required (6-2/3% of line 19)   7,252 [3756]

12.   Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)   5,000 [3758]

13.   Net capital requirement (greater of line 11 or 12)   7,252 [3760]

14.   Excess net capital (line 10 less 13)   22,292 [3770]

15.   Excess net capital at 1000% (line 10 less 10% of line 19)   18,664 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.   Total A.I. liabilities from Statement of Financial Condition   108,791 [3790]

17.   Add:

   A.   **Drafts for immediate credit** _____ [3800]

   B.   **Market value of securities borrowed for which no equivalent value is paid or credited** _____ [3810]

   C.   **Other unrecorded amounts (List)**

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
			0
			[3820]

0
[3830]

108,791
[3840]

19. Total aggregate indebtedness

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

% _____ 368
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

% _____ 0
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		247,641 [4240]
	A.	Net income (loss)	-837,227 [4250]
	B.	Additions (includes non-conforming capital of [4262])	722,873 [4260]
	C.	Deductions (includes non-conforming capital of [4272])	[4270]
2.	Balance, end of period (From item 1800)		133,287 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

LIGHTSTONE SECURITIES, LLC

Financial Statements

December 31, 2007

LIGHTSTONE SECURITIES, LLC

Table of Contents

December 31, 2007

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
516-326-9200 (office)
516-326-1100 (fax)

INDEPENDENT AUDITORS' REPORT

To the Member of
Lightstone Securities, LLC
1 International Blvd.
Mahwah, NJ 07495

We have audited the accompanying statement of financial condition of Lightstone Securities, LLC as of December 31, 2007 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lightstone Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph P. DePietto, CPAs, PC
February 25, 2008

LIGHTSTONE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Current Assets		
Cash	$ 117,986	
Due from affiliate	11,000	
Prepaid expenses	18,825	
Total Current Assets		147,811
Property, Plant & Equipment (net of accumulated depreciation of $65,476)		41,909
TOTAL ASSETS		**$ 189,720**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable	$ 107,740	
Loan payable	931	
Total Current Liabilities		108,671
Member Equity		
Member equity	65,695	
Member contribution	7,134,153	
Accumulated deficit	(7,118,799)	
Total Member Equity		81,049
TOTAL LIABILITIES AND EQUITY		**$ 189,720**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF INCOME(LOSS)

For the Period Ended December 31, 2007

Revenues:		
Commissions		$ 748,704
Interest income		1,504
Miscellaneous income		35,000
Total Revenues		785,208
Expenses:		
ADP fees	7,011	
Bank service charges	1,494	
Commissions	561,916	
Computer expense	36,164	
Depreciation expense	19,362	
Dues & Subscriptions	25,018	
Insurance	95,765	
Legal & Accounting fees	72,345	
Office expense	50,360	
Outside service	71,035	
Payroll expense	1,677,004	
Payroll tax expense	109,764	
Pension contribution	5,097	
Postage & Delivery	41,118	
Professional fees	66,732	
Regulatory expense	48,422	
Rent	54,850	
Sales & Marketing	59,659	
Telephone & Utilities	68,785	
Travel & Entertainment	529,479	
Total expenses		3,601,380
Net Loss		$ (2,816,172)

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the Period Ended December 31, 2007

	Member Equity	Member Contribution	(Accumulated Deficit)	Total
Balances - Beginning of year	$ 65,695	$ 4,447,788	$ (4,302,627)	$ 210,856
Member contribution		2,686,365		2,686,365
Net Loss			(2,816,172)	(2,816,172)
Balances - at December 31, 2007	$ 65,695	$ 7,134,153	$ (7,118,799)	$ 81,049

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2007

Cash Flows from Operating Activities:	
Net Loss	$ (2,816,172)
Adjustments to reconcile net income to	
net cash flows from operating activities:	
Depreciation expense	19,362
Decrease in prepaid expenses	1,711
Decrease in accounts payable	(131,639)
Decrease in loan payable	(5,828)
Net Cash Provided by Operating Activities	(2,932,566)
Cash Used by Investing Activities:	
Net Cash Used by Investing Activities	-
Cash Flows from Financing Activities:	
Member contribution	2,686,365
Net Cash Provided by Financing Activities	2,686,365
Net Increase in Cash	(246,201)
Cash - Beginning of year	364,187
Cash - End of Period	$ 117,986

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2007

NET CAPITAL

Equity	$	81,049

Deductions and/or charges
Non-allowable assets:

Due from affiliate	11,000
Prepaid expenses	18,825
Property, plant & equipment (net)	41,909
Total non-allowable assets	71,734

Tentative Net Capital		9,315
Haircuts		0
Net Capital (15c3-1)	$	9,315

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition:

Accounts payable	$	107,739
Loan payable		931
Total indebtedness	$	108,670

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	7,252
Excess net capital	$	2,063
Ratio: Aggregate indebtedness to net capital		11.67 to 1

RECONCILIATION TO NET CAPITAL COMPUTATION OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a):

	Original Filing X-17A-5	Per. Cert. Financial Report	Reconciliation in Filing vs Financial
Total Net Assets	$ 242,078	$ 189,720	$ (52,358)
Total Liabilities	$ 108,791	$ 108,671	$ (120)
Ownership Equity	133,287	81,049	(52,238)
Total Liabilities & Equity	**$ 242,078**	**$ 189,720**	**$ (52,358)**

The differences are due to accrual and posting adjustments made at year end 12/31/2007.

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2007

NOTE 1: **Nature of Business**

Organization

LIGHTSTONE SECURITIES, LLC (The "Company") was formed in the state of New York as a single member limited liability company. The company is a member firm in the Financial Industry Regulatory Authority (FINRA), operates as a broker/dealer and has commenced operations in 2004. The company is licensed in all fifty States, Puerto Rico and the Virgin Islands, and specializes as a managing dealer syndicating structured securities in limited partnerships and other dealer offerings particular to Real Estate Investment Trusts (REIT).

NOTE 2: **Summary of Significant Accounting Policies**

a) **Revenue Recognition**

Revenue is recognized at point of sale.

b) **Cash and Cash Equivalents**

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. At December 31, 2007, the consolidated accounts did not exceed the insured limits.

c) **Income Taxes**

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on his or her personal tax return. Therefore, all income taxes are the responsibility of the sole member.

d) **Property and Equipment**

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

See accompanying Independent Auditors' Report.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2007

NOTE 2: **Summary of Significant Accounting Policies**

d) **Property and Equipment(continued)**

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) **Use of Estimates in the Preparation of Financial Statements**

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. As per page 6, the company's current requirement is $7,252. At December 31, 2007, the Company had a net capital of $9,315 which was $2,063 in excess of its required net capital of $7,252. The Company's net capital ratio was 11.67 to 1.

NOTE 4: **Concentration of Funds**

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: **Disclosure of Statement of Financial Condition**

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

See accompanying Independent Auditors' Report.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2007

NOTE 6:   **Exemption Provisions**

The Company has elected an exemption from Rule 15c3-3 based on section(2)(i), which states "Special Account for the Exclusive Benefit of customers" maintained.

NOTE 7:   **Commitment and Contingencies**

Future lease payments on the rental of office space and furniture are as follows:

Year	Rent expense
2008	$ 65,820
2009	$ 65,820
2010	$ 65,820

The monthly payment of $5,484.99 represents $1,343.43 for furniture and $4,141.66 for rental space. The rent expense at December 31, 2007 was $ 54,850.

The company has a capital equipment lease for the purchase of equipment with NEC Financial Services. The monthly payment is $451.83 with thirteen payments remaining and a dollar buy back at the end of the lease term.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
516-326-9200 (office)
516-326-1100 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Lightstone Securities, LLC
1 International Blvd.
Mahwah, NJ 07495

In planning and performing our audit of the financial statements of Lightstone Securities, LLC. for the year ended December 31, 2007, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Lightstone Securities, LLC. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of an internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lightstone Securities, LLC. for the year ended December 31, 2007 and this report does not affect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used by anyone other than these specified parties.

Joseph P DePietto

Joseph P DePietto, CPA, PC

Lake Success, New York
February 25, 2008

